Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April 6, 2009 and the Prospectus Supplement dated April 6, 2009 — No. 899

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$10,000,000
Equity Index Fund-Linked Notes due 2017
(Linked to the iShares® MSCI Emerging Markets Index Fund)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (June 13, 2017, subject to adjustment) is based on the performance of an exchange traded fund, the iShares® MSCI Emerging Markets Index Fund (which we refer to as the index fund), as measured from the trade date (June 6, 2011) to each of the averaging dates (December 6, 2016, January 6, 2017, February 6, 2017, March 6, 2017, April 6, 2017, May 8, 2017 and June 6, 2017, subject to adjustment). The last averaging date will be the determination date. If the index fund return (defined below) is negative you will receive the outstanding face amount of your notes. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,840.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index fund price (the arithmetic average of the closing prices of the index fund on each of the averaging dates, subject to adjustment) from the initial index fund price ($47.09), which we refer to as the index fund return. The index fund return may reflect a positive return (based on any increase in the index fund price over the life of the notes) or a negative return (based on any decrease in the index fund price over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the index fund return is positive (the final index fund price is greater than the initial index fund price), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the index fund return, subject to the maximum settlement amount; or

•	if the index fund return is zero or negative (the final index fund price is less than or equal to the initial index fund price), you will receive $1,000.

The maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,840. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, and not to the performance of the MSCI Emerging Markets Index (which we refer to as the index) on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the index fund generally invests at least 90% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Additionally, when the index fund purchases securities not held by the index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the index on which it is based.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-17.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 of this prospectus supplement so that you may better understand those risks.

Original issue date (settlement date):	June 13, 2011	Original issue price:	100% of the face amount
Underwriting discount:	0.375% of the face amount	Net proceeds to the issuer:	99.625% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment will depend in part on the issue price you pay for such notes

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”). The notes are not sponsored, endorsed, sold or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”). The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

Goldman, Sachs & Co.

Prospectus Supplement dated June 6, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-17. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: iShares® MSCI Emerging Markets Index Fund (Bloomberg Ticker “EEM UP”); see “The Index Fund” on page S-24

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000, or integral multiples of $1,000 in excess thereof; $10,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Original issue discount notes: the notes will be subject to the special rules governing contingent payment debt obligations for United States federal income tax purposes

Payment amount: on the stated maturity date, we will pay, for each $1,000 face amount of notes, an amount in cash equal to:

•	if the final index fund price is greater than or equal to the cap level, the maximum settlement amount;

•

if the final index fund price is greater than the initial index fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the index fund return; or

•	if the final index fund price is equal to or less than the initial index fund price, the $1,000 face amount

Trade date: June 6, 2011

Original issue date (settlement date): June 13, 2011

Cap level: 184% of the initial index fund price

Maximum settlement amount: $1,840

Initial index fund price: $47.09

Stated maturity date: June 13, 2017, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-18

Averaging dates: December 6, 2016, January 6, 2017, February 6, 2017, March 6, 2017, April 6, 2017, May 8, 2017 and June 6, 2017, in each case subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Averaging Dates” on page S-19. The determination date will be the last averaging date

Determination date: the last averaging date, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Averaging Dates” on page S-19

Final index fund price: the arithmetic average of the closing prices of the index fund on the seven averaging dates, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 and subject to adjustment as provided under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index Fund” on page S-19

Closing price of the index fund: as described under “Specific Terms of Your Notes — Calculation Provisions — Closing Price of the Index Fund” on page S-21

Index fund return: the quotient of (i) the final index fund price minus the initial index fund price divided by (ii) the initial index fund price, expressed as a positive or negative percentage

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Calculation Agent: Goldman, Sachs & Co.

Business day: as described on page S-20

Trading day: as described on page S-20

CUSIP no.: 38143UVT5

ISIN no.: US38143UVT59

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final index fund prices (the hypothetical arithmetic average of the closing price of the index fund on each averaging date) could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index fund prices that are entirely hypothetical; no one can predict what the index fund price will be on any day throughout the life of your notes, and no one can predict what the final index fund price will be on the determination date. The index fund has been highly volatile in the past — meaning that the index fund price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index fund. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Original Issue Price” on page S-8 and “— The Market Value of Your Notes

May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Cap level	184% of the initial index fund price

Maximum settlement amount	$1,840.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled averaging dates

No change in or affecting any of the index fund stocks or policies of the index fund investment advisor or the method by which the index sponsor calculates the index

The notes are purchased on the original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the index fund over the life of the offered notes, as well as the payment amount at maturity, may bear little or no relation to the hypothetical examples shown below or to the historical closing prices of the index fund shown elsewhere in this prospectus supplement. For information about the closing price of the index fund during recent periods, see “The Index Fund — Historical High, Low and Closing Prices of the Index Fund” on page S-30.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index fund stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index fund stocks.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final index fund price (expressed as a percentage of the initial index fund price) were any of the hypothetical prices shown in the left column.

The prices in the left column of the table below represent hypothetical final index fund prices and are expressed as percentages of the initial index fund price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index fund price (expressed as a percentage of the initial index fund price), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final index fund price (expressed as a percentage of the initial index fund price) and the assumptions noted above.

Hypothetical Final Index Fund Price (as Percentage of Initial Index Fund Price)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	184.00%
190.00%	184.00%
184.00%	184.00%
150.00%	150.00%
125.00%	125.00%
100.00%	100.00%
75.00%	100.00%
50.00%	100.00%
25.00%	100.00%
0.00%	100.00%

If, for example, the final index fund price were determined to be 25.00% of the initial index fund price, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive no return on your investment. In addition, if the final index fund price were determined to be 200.00% of the initial index fund price, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 184.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index fund price over 184.00% of the initial index fund price.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index fund price (expressed as a percentage of the initial index fund price) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final index fund price (expressed as a percentage of the initial index fund price) of less than 100.00% (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical payment amount of 100.00% of the face amount of your notes. The chart also shows that any hypothetical final index fund price (expressed as a percentage of the initial index fund price) of greater than 184.00% (the section right of the 184.00% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index fund stocks that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought, by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement, the accompanying prospectus and the accompanying prospectus supplement.

We cannot predict the actual final index fund price or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the index fund price and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final index fund price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index fund stocks, i.e., the stocks comprising the index fund to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions

or Any Other Relevant Factors, the Market

Value of Your Notes on the Trade Date (As

Determined By Reference to Pricing Models

Used by Goldman, Sachs & Co.) Is, and the

Price You May Receive for Your Notes May

Be, Significantly Less Than the Original Issue

Price

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Payment Amount on Your Notes Is Not

Linked to the Index Fund Price at Any Time

Other Than the Averaging Dates

The final index fund price will be based on the closing price of the index fund on the averaging dates (subject to adjustment as described elsewhere in this prospectus supplement). Although the actual price of the index fund on the stated maturity date or at other times during the life of your notes may be higher than the final index fund price, you will not benefit from the closing price of the index fund at any time other than on each of the averaging dates.

The Payment Amount on Your Notes Is

Linked to the Closing Prices of the Index

Fund on Several Averaging Dates

The index fund return will be based on the arithmetic average of the index fund closing price on each of the averaging dates (each of which is subject to postponement in case of market disruption events or non-trading days), and therefore not the simple performance of the index fund over the life of your notes. For example, if the closing price of the index fund dramatically surged on the last averaging date (in other words, the determination date), the payment amount for your notes may be significantly less than it would have been had the payment amount been linked only to the closing price of the index fund on that last averaging date.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the index fund over the life of your notes will be limited because of the cap level, which is 184.00% of the initial index fund price. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the index fund price may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the index fund.

Past Index Fund Performance Is No Guide to Future Performance

You cannot predict the future prices of the index fund based on its historical fluctuations. The actual performance of the index fund over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical closing price of the index fund or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the index fund.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this prospectus supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the index threshold level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the index threshold level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Return on Your Notes Will Not Reflect

Any Dividends Paid on the Index Fund Stocks

You will not receive any dividends that may be paid on any of the index fund stocks by the index fund stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Shares of the Fund or Any Stock” below for additional information. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks that underlie the index fund and received the dividends paid on those stocks.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex

Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the price of the index fund, cap level and maximum settlement amount;

•	the volatility — i.e., the frequency and magnitude of changes — in the price of the index fund;

•	the dividend rates of the stocks underlying the index fund;

•

economic, financial, legislative, regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the index fund, and which may affect the price of the index fund;

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future prices of the index fund based on its historical fluctuations. The actual price of the index fund over the life of the notes may bear little or no relation to the historical closing price of the index fund or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Closing Price of the Index Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the index fund. Changes in the price of the index fund may not result in a comparable change in the market value of your notes. Even if the final index fund price increases above the initial index fund price, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The

Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index Fund or Index Fund Stocks May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged or expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the index fund or the stocks comprising the index fund, which we refer to as the index fund stocks. We also have adjusted or expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index fund or index fund stocks at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before any averaging date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index fund-linked notes whose returns are linked to changes in the price of the index fund or one or more of the index fund stocks. Any of these hedging activities may adversely affect the price of the index fund — directly or indirectly by affecting the price of the index fund stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates have engaged or may engage in trading in one or more of the index fund stocks or instruments whose returns are linked to the index fund or index fund stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the index fund — directly or indirectly by affecting the price of the index fund stocks — and therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of the index fund or one or more of the index fund stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Shares of the Fund or Any Stock

Investing in your notes will not make you a holder of any of the stocks underlying the index or a holder of shares of the index fund or any of the index fund stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to such stocks underlying the index or shares of the index fund or the index fund stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index fund stocks or shares of the index fund.

Our Business Activities May Create Conflicts

of Interest Between Your Interests in the

Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have owned or expect to own securities of, and have engaged or expect to engage in trading activities related to the index fund and the index fund stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the index fund, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index fund stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the index fund and some or all of the issuers of the index fund stocks. Any of these activities by any of our affiliates may affect the price of the index fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co.

Will Have the Authority to Make

Determinations that Could Affect the Value of

Your Notes, When Your Notes Mature and the

Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final index fund price, which we will use to determine the amount we must pay on the stated maturity date; and determining whether to postpone the averaging dates because of a market disruption event or a non-trading day; the stated maturity date; and any amount payable on your notes. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index fund. See “Specific Terms of Your Notes — Discontinuance or Modification of the Index Fund” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Fund’s Investment Advisor, BlackRock Fund Advisors, and

MSCI, the Sponsor of The Index, Could Affect

the Amount Payable on Your Notes and Their

Market Value

The index fund’s investment advisor, BlackRock Fund Advisors (“BFA,” or the “index fund investment advisor”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the index fund, additions, deletions or substitutions of securities in the index fund and the manner in which changes affecting the index are reflected in the index fund that could affect the market price of the shares of the index fund, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the index fund, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the index fund, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the index fund on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing index fund price on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index Fund” and “— Role of Calculation Agent” below.

In addition, MSCI (the “index sponsor”) owns the index and is responsible for the design and maintenance of the index. The policies of the index sponsor concerning the calculation of the index, including decisions regarding the addition, deletion or substitution of the equity securities included in the index, could affect the level of the index and, consequently, could affect the market prices of shares of the index fund and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with The Index

Fund

Although the index fund’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the index fund or that there will be liquidity in the trading market.

In addition, the index fund is subject to management risk, which is the risk that the index fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the index fund investment advisor may select up to 10% of the index fund’s assets to be invested in shares of equity securities that are not included in the index. The index fund is also not actively managed and may be affected by a general decline in market segments relating to the index. The index fund investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The index fund investment advisor does not attempt to take defensive positions in declining markets.

In addition, the index fund is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Index Fund and The Index are Different

and the Performance of the Index Fund May

Not Correlate with the Performance of the

Index

The index fund uses a representative sampling strategy (more fully described under “The Index Fund”) to attempt to track the performance of the index. The index fund may not hold all or substantially all of the equity securities included in the index and may hold securities or assets not included in the index. Therefore, while the performance of the index fund is generally linked to the performance of the index, the performance of the index fund is also linked in part to shares of equity securities not included in the index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the index fund investment advisor.

Imperfect correlation between the index fund’s portfolio securities and those in the index, rounding of prices, changes to the index and regulatory requirements may cause tracking error, the divergence of the index fund’s performance from that of the index.

In addition, the performance of the index fund will reflect additional transaction costs and fees that are not included in the calculation of the index and this may increase the tracking error of the index fund. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the index fund and the index. Finally, because the shares of the index fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the index fund may differ from the net asset value per share of the index fund.

For all of the foregoing reasons, the performance of the index fund may not correlate with the performance of the index. Consequently, the return on the notes will not be the same as investing directly in the index fund or in the index or in the index fund stocks or in the index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the index.

Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The index fund that your notes are linked to holds stocks traded in the equity markets of emerging markets countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Such foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the index fund is not traded, the value of the securities underlying the index fund may change on days when shareholders will not be able to purchase or sell shares of the index fund.

The countries whose markets are represented by the index fund include Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, the Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Luxembourg, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey and the United States.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the index fund sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the index fund.

Your Notes Will Be Subject to Foreign

Currency Exchange Rate Risk

Your notes are linked to an index fund that holds certain stocks that are denominated in non-U.S. dollar currencies. The prices of the index fund stocks denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of the index fund stocks from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an index fund stock is denominated, you may lose a significant part of your investment in the notes, even if the value of such index fund stock increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•	rates of inflation;

•	interest rate levels;

•	the balance of payments among countries;

•	the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to an index stock or other de facto restrictions on the repatriation of U.S. dollars.

Except to the Extent Goldman, Sachs & Co.

and One or More of Our Other Affiliates Act

as Authorized Participants in the Distribution

of, and, at Any Time, May Hold, Shares of the

Index Fund Stocks or the Index Fund, There

Is No Affiliation Between the Index Fund

Stock Issuers or the Index Fund Investment

Advisor and Us, and We Are Not Responsible

for Any Disclosure by Any of the Other Index

Fund Stock Issuers or the Index Fund

Investment Advisor

Goldman Sachs is not affiliated with the issuers of the index fund stocks or the index fund investment advisor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index sponsor or index fund stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index fund or any of the other index fund stock issuers. You, as an investor in your notes, should make your own investigation into the index fund and the index fund stock issuers. See “The Index Fund” below for additional information about the index fund.

Neither the index fund investment advisor nor any of the other index fund stock issuers nor the index sponsor are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index fund investment advisor nor any of the index fund stock issuers nor the index sponsor have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone Any

Averaging Date If a Market Disruption Event

or a Non-Trading Day Occurs or is Continuing

If the calculation agent determines that, on a day that would otherwise be an averaging date, a market disruption event has occurred or is continuing or that day is not a trading day for the index fund, the applicable averaging date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, subject to limitation on postponement described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Averaging Dates” on page S-19. If any averaging date is postponed to the last possible day and a market disruption event occurs or is continuing on such last possible day or such day is not a trading day, such day will nevertheless be the applicable averaging date.

If the final averaging date is postponed as a result of any of the foregoing, the stated maturity date for your notes will also be postponed, as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-18. In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date. If the closing price of the index fund is not available on any averaging date because of a market disruption event, a non-trading day or for any other reason (except as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index Fund” on page S-19), in certain circumstances the calculation agent will determine the final index fund price based on its assessment, made in its sole discretion, of the closing price of the index fund, as described under

“Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19.

You Have Limited Anti-Dilution Protection

Goldman, Sachs & Co., as calculation agent for your notes, may adjust the final index fund price, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments”. The calculation agent will not be required to make an adjustment for every event that may affect the index fund and will have broad discretion to determine whether and to what extent an adjustment is required.

Certain Considerations for Insurance

Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes Will Be Treated as Debt

Instruments Subject to Special Rules

Governing Contingent Payment Debt

Obligations for United States Federal Income

Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, in each case relating to the Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement date or trade date, issue price, underwriting discount and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index Fund, Index Fund Investment Advisor, Index Fund Stocks, Index, Index Stocks and Index Sponsor

In this prospectus supplement, when we refer to the index fund, we mean the index fund specified on the front cover page, or any successor index fund, as it may be modified, replaced or adjusted from time to time as described under “— Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index Fund” below. When we refer to the index fund investment advisor as of any time, we mean the entity, including any successor advisor, that serves as an investment advisor to the index fund as then in effect. When we refer to the index fund stocks as of any time, we mean the stocks that underlie the index fund as then in effect, after giving effect to any additions, deletions or substitutions. When we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect.

Payment of Principal on Stated Maturity Date

The payment amount for each $1,000 face amount of notes outstanding on the stated maturity date will be an amount in cash equal to:

•	if the final index fund price is greater than or equal to the cap level, the maximum settlement amount;

•

if the final index fund price is greater than the initial index fund price but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the index fund return; or

•	if the final index fund price is equal to or less than the initial index fund price, the $1,000 face amount

The initial index fund price is $47.09. The calculation agent will determine the final index fund price, which will be the arithmetic average of the closing prices of the index fund on each of the seven averaging dates as calculated and published by the index fund investment advisor. However, the calculation agent will have discretion to adjust the closing price of the index fund on the averaging dates or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Discontinuance or Modification of the Index Fund” below.

The index fund return is calculated by subtracting the initial index fund price from the final index fund price and dividing the result by the initial index fund price, with the quotient expressed as a percentage.

The cap level is 184.00% of the initial index fund price. The maximum settlement amount is $1,840.00.

The amount payable on your notes on the stated maturity date will be based on the arithmetic average of the closing prices of the index fund on each of the averaging dates (subject to adjustment), which we call the final index fund price. If the final index fund price is greater than the initial index fund price, — i.e., the index fund return is positive due to an increase in the price of the index fund, you will participate in any such increase on a one-for-one basis up to the cap level, resulting in a payment on stated maturity date of the maximum settlement amount. If the final index fund price is less than the initial index fund price, — i.e., the index fund return is negative due to a decrease in the price of the index fund, you will receive 100% of your investment. As a result, if the index fund declines below the initial index fund price, the payment you would receive at maturity for each of your notes would be equal to 100% of the face amount of a note (or $1,000).

Stated Maturity Date

The stated maturity date is June 13, 2017 unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the last averaging date is postponed as described under “— Averaging Dates” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled date for such averaging date to and including the postponed averaging date.

Averaging Dates

The averaging dates are December 6, 2016, January 6, 2017, February 6, 2017, March 6, 2017, April 6, 2017, May 8, 2017 and June 6, 2017 (the determination date will be the last averaging date), unless the calculation agent determines that a market disruption event occurs or is continuing on those days or those days are not otherwise trading days with respect to the index fund. In that event, the affected averaging date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will an averaging date be postponed by more than five scheduled business days, or, in the case of the last averaging date, to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day for any given averaging date or such last possible day is not a trading day, that day will nevertheless be the applicable averaging date and, in case of the last averaging date, the determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be an averaging date or such day is not a trading day, then the applicable averaging date will be postponed as described under “— Averaging Dates” above.

If the calculation agent determines that the closing price of the index fund that must be used to determine the payment amount is not available on an averaging date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index Fund” below), the calculation agent will nevertheless determine the final index fund price based on its assessment, made in its sole discretion, of the price of the index fund on that day.

Discontinuance or Modification of the Index Fund

If the index fund is delisted from the exchange on which the index fund has its primary listing and the index fund investment advisor or anyone else publishes a substitute index fund that the calculation agent determines is comparable to the index fund, then the calculation agent will determine the payment amount on the stated maturity date by reference to the substitute index fund. We refer to any substitute index fund approved by the calculation agent as a successor index fund.

If the calculation agent determines on any averaging date that the index fund is delisted or withdrawn from the exchange on which the index fund has its primary listing and there is no successor index fund, the calculation agent will determine the payment amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index fund.

If the calculation agent determines that the index fund, the stocks underlying the index fund or the method of calculating the index fund is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the index fund or of the index fund stocks and whether the change is made by the index fund investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor index fund, is due to events affecting one or more of the index fund stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index fund or the method of its calculation as it believes are appropriate to ensure that the prices of the index fund used to determine the payment amount on the stated maturity date are equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution Adjustments

The calculation agent will have discretion to adjust the closing price of the index fund, as applicable, if certain events occur. Exchange traded funds are registered investment companies that are eligible for trading on the exchanges on which they are listed. Generally, exchange traded funds (other than commodities based exchange traded funds) are subject to regulation under the Investment Company Act of 1940 and are restricted in their activities and have dividend requirements. In the event that any event other than a delisting or withdrawal from the relevant exchange occurs with respect to the index fund, the calculation agent shall determine whether and to what extent an adjustment should be made to the closing price of the index fund. The calculation agent shall have no obligation to make an adjustment for any such event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the payment amount on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of your notes as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in the principal amount of all such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority of the principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index fund, market disruption events, business days, trading days, the index fund return, the final index fund price, averaging dates, the default amount, anti-dilution adjustments and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which (i) the exchange on which the index fund has its primary listing is open for trading and (ii) the price of one share of the index fund is quoted by the exchange on which the index fund has its primary listing.

Closing Price of the Index Fund

When we refer to the closing price of the index fund, we mean the official closing sale price or last reported sale price, regular way, for the index fund on the principal national securities exchange on which the index fund is listed for trading on the relevant trading day, on a per-share or other unit basis, subject to anti-dilution adjustments as described under “Specific Terms of Your Notes — Anti-dilution Adjustments” on page S-19.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in the index fund on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the index fund does not trade on what was the primary market for the index fund, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index fund or to any index fund stock.

For this purpose, an “absence of trading” in the primary securities market on which shares of the index fund, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the index fund or in option or futures contracts relating to the index fund, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index fund in this description of market disruption events includes the index fund and any successor index fund as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the index fund on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index fund-linked notes we issue, some of which may have returns linked to the index fund or the index fund stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index fund or some or all of the index fund stocks,

•	may take or dispose of positions in the securities of the index fund stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and /or

•	may take short positions in the index fund stocks or other securities of the kind described above —
i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index fund or the index fund stocks. We expect these steps to involve sales of instruments linked to the index fund on or shortly before any averaging date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index fund, some or all of the index fund stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index Fund, the Index or Index Fund Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX FUND

The iShares® MSCI Emerging Markets Index Fund

The shares of the index fund are issued by iShares, Inc., a registered investment company. The index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The iShares MSCI Emerging Markets Index Fund trades on the NYSE Arca under the ticker symbol “EEM”. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares MSCI Emerging Markets Index Fund.

BFA, as the investment advisor to the index fund, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The index fund generally invests at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI Emerging Markets Index. The index fund may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which BFA believes will help the index fund track the MSCI Emerging Markets Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the index fund’s assets invested in shares of such other funds.

We obtained the following fee information from the index fund website, without independent verification. The investment advisor is entitled to receive a management fee from the index fund based on the index fund’s allocable portion of the aggregate of the average daily net assets of the index fund as follows: 0.75% per annum of aggregate net assets of the index fund less than or equal to $14.0 billion, plus 0.68% per annum of the aggregate net assets of the index fund on amounts over $14.0 billion and up to and including $28.0 billion, plus 0.61% per annum of the aggregate net assets of the index fund on amounts over $28.0 billion, up to and including $42.0 billion, plus 0.56% per annum of the aggregate net assets of the index fund on amounts over $42.0 billion, up to and including $56.0 billion, plus 0.50% per annum of the aggregate net assets of the index fund on amounts over $56.0 billion, up to and including $70.0 billion, plus 0.45% per annum of the aggregate net assets of the index fund on amounts over $70.0 billion, up to and including $84.0 billion and 0.40% per annum of the aggregate net assets of the index fund on amounts in excess of $84.0 billion. As of June 6, 2011, the expense ratio of the index fund was 0.69% per annum.

For additional information regarding iShares Inc., BFA, the index fund and the risk factors attributable to the index fund, please see the Prospectus, dated January 1, 2011, filed as part of the Registration Statement on Form N-1A with the SEC on December 17, 2010 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the index fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

If a market disruption event occurs with respect to the index fund, the calculation agent will have discretion to adjust the closing price of the index fund on the determination date or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” above.

Investment Objective and Strategy

The index fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the index. The index fund’s investment objective and the index may be changed at any time.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, and not to the performance of the MSCI Emerging Markets Index on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the index fund generally invests at least 90% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Additionally, when the index fund purchases securities not held by the index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the index on which it is based.

The following tables display the top holdings and weighting by sector and country of the index fund. This information has been obtained from the iShares website without independent verification.

iShares® MSCI Emerging Markets Index Fund

Stock Weighting by Country as of April 30, 2011**

Country:	Percentage (%)*
China	16.90
Brazil	15.45
South Korea	14.92
Taiwan	11.38
South Africa	7.63
Russia	7.11
India	6.23

Mexico	4.32
Malaysia	3.18
Indonesia	2.44
Thailand	1.72
Poland	1.64
Turkey	1.57
Chile	1.48
Philippines	0.93
Hungary	0.65
Peru	0.54
Colombia	0.50
Czech Republic	0.46
Egypt	0.31
Hong Kong	0.18
United States	0.05
Cayman Islands	0.03
Luxembourg	0.03
Bermuda	0.01

iShares® MSCI Emerging Markets Index Fund

Stock Weighting by Sector

as of April 30, 2011

Sector:	Percentage (%)*
Financials	23.55
Basic Materials	14.30
Oil and Gas	13.97
Technology	10.16
Industrials	9.77
Consumer Goods	8.97
Telecommunications	6.86
Consumer Services	5.33
Utilities	3.38
Health Care	1.02

*Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at http://us.ishares.com/product_info/fund/overview/EEM.htm

Sector designations are determined by the index fund investment advisor using criteria it has selected or developed. Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the index funds or indices.

Representative Sampling

BFA uses a representative sampling strategy to track the MSCI Emerging Markets Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

The index is a theoretical financial calculation while the index fund is an actual investment portfolio. The performance of the index fund and the index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the index fund’s portfolio and the index resulting from legal restrictions (such as diversification requirements that apply to the index fund but not to the index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The index fund, using representative sampling, can be expected to have a greater tracking error than an index fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index. The annual tracking error of the index fund measured from the inception of the fund to June 6, 2011 is 0.40%.

Industry Concentration Policy

The index fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the index fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries.

Creation Units

The iShares MSCI Emerging Markets Index Fund issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (“Creation Units”). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the iShares MSCI Emerging Markets Index Fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the iShares MSCI Emerging Markets Index Fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the iShares MSCI Emerging Markets Index Fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares MSCI Emerging Markets Index Fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares MSCI Emerging Markets Index Fund. The iShares MSCI Emerging Markets Index Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Emerging Markets Index

The information below is included only to give insight to the underlying index, the performance of which the index fund attempts to mirror. Your note is linked to the performance of the index fund and not to the underlying index and the index fund may not hold the same securities as the index, and the holdings may diverge substantially.

The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The index is part of the MSCI Global Investable Markets Indices, the methodology of which is described below.

Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/

products/indices/international_equity_indices/gimi/. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Index Calculation. The performance of the MSCI Emerging Markets Index is a free float weighted average of the U.S. dollar values of the equity securities (the “component securities”) constituting of the MSCI indexes for the selected countries (the “component country indices”). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. See “— Maintenance of the MSCI Emerging Markets Index and the Component Country Indices” below.

Prices used to calculate the value of the component securities in the index are the official exchange closing prices or prices accepted as such in the relevant market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. In general, all prices are taken from the main stock exchange in each market. In addition, in the event of a market closure or if a security does not trade on a specific day or for a specific period, MSCI will carry forward the previous day price for the affected component securities (or the latest available closing price) for the purpose of index calculation. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time. The U.S. dollar value of the MSCI Emerging Markets Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the component securities. The MSCI Emerging Markets Index was launched on December 31, 1987 at an initial value of 100.

Daily Total Return Methodology. The index is a net daily total return index. A daily total return index measures the market performance, including price performance and income from dividend payments, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. MSCI’s net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain dividends, including regular cash dividends and optional dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. Special cash dividends that are greater than or equal to 5% of the market price of the underlying security are reflected in the index through an adjustment on its ex-date. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, a return of capital or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Maintenance of the MSCI Emerging Markets Index and the Component Country Indices. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting component country indices and the related component securities. Currently, such changes in the MSCI Emerging Markets Index may generally only be made on four dates throughout the year: after close of the last scheduled business day of each February, May, August and November.

MSCI may add additional component country indices to the MSCI Emerging Markets Index or subtract one or more of its current component country indices prior to the maturity date. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the MSCI Emerging Markets Index at the effective date of such change is the same as it was immediately prior to such change.

Each component country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the component country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the component country indices are the result of mergers, acquisitions, tender offers, spin-offs, bankruptcies, trading suspensions, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, redemptions, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the component country indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available. Additions of newly listed equity securities to the country indices are generally made as part of regular index reviews but initial public offerings of a significant size may be eligible for inclusion earlier.

The quarterly index review process is designed to ensure that the component country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities that meet market segment criteria based on the company’s full market capitalization after a corporate event but do not meet float-adjusted market capitalization requirements; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

The semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a component country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, rights issues and stock price and other adjustments including adjustments to the price adjustment factor due to company restructurings or other corporate events. Index maintenance of the component country indices is reflected in the MSCI Emerging Markets Index.

Selection of Component Securities and Calculation of and Adjustment for Free Float. The selection of the component securities for each component country index is based on the following guidelines:

•	define the universe of listed securities within each country;

•	adjust the total market capitalization for each security for its respective free float available to foreign investors;

•	classify securities into industry groups under the Global Industry Classification Standard (GICS); and

•	select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical High, Low and Closing Prices of the Index Fund

The closing price of the index fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the index fund during any period shown below is not an indication that the index fund is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing prices of the index fund as an indication of the future performance of the index fund. We cannot give you any assurance that the future performance of the index fund or the index fund stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, the trend reflected in the historical performance of the index fund may be less likely to be indicative of the performance of the index fund during the period from the trade date to each of the averaging dates and of the final index fund price than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the index fund. Before investing in the offered notes, you should consult publicly available information to determine the relevant index fund prices between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the index fund over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical prices shown below.

The table below shows the high and low prices of the index fund as well as the closing prices of the index fund for each of the four calendar quarters in 2008, 2009 and 2010 and the first two calendar quarters of 2011 (through June 6, 2011). We obtained the prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Prices of the Index Fund

	High	Low	Close
2008
Quarter ended March 31	50.3248	42.1316	44.7561
Quarter ended June 30	51.6571	44.3964	45.1558
Quarter ended September 30	44.3964	31.3040	34.5013
Quarter ended December 31	33.8718	18.2049	24.9493
2009
Quarter ended March 31	27.0675	19.9234	24.7894
Quarter ended June 30	34.6112	25.6287	32.2032
Quarter ended September 30	39.2574	30.7245	38.8777
Quarter ended December 31	42.0351	37.5288	41.4776
2010
Quarter ended March 31	43.1966	36.8101	42.0972
Quarter ended June 30	43.9562	36.1405	37.2998
Quarter ended September 30	44.7458	37.5697	44.7458
Quarter ended December 31	48.5538	44.7458	47.6200
2011
Quarter ended March 31	48.6900	44.6300	48.6900
Quarter ending June 30 (through June 6, 2011)	50.2100	46.1000	47.0900

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 4.09% per annum,

compounded semi-annually, with a projected payment at maturity of $1,274.98 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period

June 13, 2011 through December 31, 2011	$22.54	$22.54

January 1, 2012 through December 31, 2012	$42.24	$64.78

January 1, 2013 through December 31, 2013	$43.99	$108.77

January 1, 2014 through December 31, 2014	$45.82	$154.59

January 1, 2015 through December 31, 2015	$47.71	$202.30

January 1, 2016 through December 31, 2016	$49.68	$251.98

January 1, 2017 through June 13, 2017	$23.00	$274.98

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any income you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include any interest that you include in income from the notes in respect of either (i) current accruals based on the comparable yield or (ii) gain recognized upon the sale, exchange or maturity of your notes, unless such interest is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $32,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on June 13, 2011, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T  + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-17
Use of Proceeds and Hedging	S-23
The Index Fund	S-24
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-34
Supplemental Plan of Distribution	S-35
Conflicts of Interest	S-35

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$10,000,000

The Goldman Sachs Group, Inc.

Equity Index Fund-Linked Notes due 2017

(Linked to the iShares® MSCI Emerging Markets Index Fund)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.